EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2004	2003

Earnings before income taxes and cumulative effect of
changes in accounting principles	$(13)	$29
Add:
Interest expense	31	32
Appropriate portion of rental expense (1)	5	6
Amortization of capitalized interest	2	1

Earnings as adjusted	$25	$68

Fixed charges:
Interest expense	31	32
Appropriate portion of rental expense (1)	5	6
Capitalized interest	1	1

Total fixed charges	$37	$39

Ratio of earnings to fixed charges	(A)	1.7x

(1)    For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)   Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $12 million would have been required for the first quarter of 2004

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